

July 18, 2012

Via E-mail
John B. Friedrichsen
Senior Vice President and Chief Financial Officer
FirstService Corporation
1140 Bay Street, Suite 4000
Toronto, ON M5S 2B4

> **Re: FirstService Corporation**
> **Form 40-F**
> **Filed March 1, 2012**
> **File No. 000-24762**

Dear Mr. Friedrichsen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 1 – Annual Information Form

Business Description, page 6

1.   We note your disclosure on page 7 that your fees for commercial property management are often multi-year fixed fee contracts. Please include similar disclosure regarding the fee structures for your other business segments in future filings or advise.

2.   In future filings that contain MD&A disclosure, please expand your disclosure to discuss known trends that are reasonably likely to have a material effect on your financial condition or operating performance. We note, by way of example only, in your earnings call on February 15, 2012, you discussed the following trends: flat year-over-year results in Asia Pac, healthy pipelines in the Americas and decline in foreclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel